FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 9 October 2012 of the following increases in their notional interests in Ordinary Shares at a price of 1463 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $47.45 per ADS following the notional re-investment of the dividend paid to shareholders on 4 October 2012.

	Ordinary Shares	ADSs
Sir Andrew Witty	17,794.388
Dr M M Slaoui		5,117.213
Mr S Dingemans	4,429.498
Mr S M Bicknell	1,816.043
Mr R G Connor	302.375
Mrs D P Connelly		2,425.568
Mr M Dunoyer	2,213.720
Mr S A Hussain	4,769.299
Mr W C Louv		1,493.576
Dr D Pulman		2,164.211
Mr D S Redfern	2,430.033
Ms C Thomas	3,427.023
Mr P C Thomson	685.338
Mr D E Troy		2,825.844
Dr P J T Vallance	4,181.492
Ms E Walmsley	2,780.409
Mr C Weber	605.483
Mrs V A Whyte	324.610

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

10 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 10, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc